EXHIBIT 99.1

Stantec awarded The Water Research Foundation study to define digital water transformation and intelligent water utility framework of the future

A global network of more than 30 utility agencies, data solution providers, and technical advisors will collaborate to build the business case for an Intelligent Water System

EDMONTON, Alberta and NEW YORK, July 30, 2020 (GLOBE NEWSWIRE) -- The Water Research Foundation (WRF) awarded Stantec the lead in a global collaboration of utility and technology experts to define the framework for the digital transformation of the water industry. The project, titled Definition of Smart Utility – How to be a Digital Utility and the Framework for an Intelligent Water System (WRF 5039), is funded by WRF with monetary support from the Great Lakes Water Authority, as well as the in-kind support of research participants. The intended outcome of this collaboration is to assist utility leaders to make better, data-driven decisions supported by an Intelligent Water Systems (IWS) framework.

Video: Stantec leads study to define digital framework for smart utility of the future

“Although various research organizations, utilities, and solution providers are assisting the industry in addressing parts of the transition to a digital and smart water sector, this study will create the first IWS framework to embed digital solutions and platforms in everyday utility business practice,” said research lead and Stantec associate environmental specialist, Dr. Carla Cherchi.

Smart technologies complement traditional water infrastructure to give utilities greater awareness and control over their operations, allow for early detection of problems, address deteriorating infrastructure and workforce concerns, reduce operational costs, and improve resource efficiency. Digital technologies also enable water utilities to enhance decision-making, regulatory compliance, security, and customer benefits. According to a 2017 study by Northeast Group across the United States, water utilities expect to invest $8.3 billion in smart infrastructure over the next 10 years to satisfy the need for modernization.

Dr. Carla Cherchi, who will serve as principal investigator for the study together with co-principal investigators Dr. Cello Vitasovic of 9D Analytics LLC and Stantec’s Prabhu Chandrasekeran, will leverage ongoing advancements in sensor, data management/analytics, and digital communication technologies throughout the 11-month WRF project. The work will focus on developing a framework, or structure, of the critical aspects pertaining to the digital transformation of water and wastewater utilities. Approximately 30 agencies from around the globe and seven data solution providers will provide technical input and critical review of the project deliverables alongside a nine-person technical advisory committee.

Four critical elements need to mutually function for a successful IWS structure: policy and governance, people, process, and technology. The framework will identify a tailored set of fundamental elements, best practices, and a transformation pathway necessary to assist organizations in becoming a smart utility. The project scope will also include the development of an online progress tool to allow utilities to more easily evaluate and validate their digital maturity.

The technologies and data platforms available to water utilities create countless benefits across various business processes. Water supply management, water treatment, water distribution, customer engagement, internal customers, wastewater collection, wastewater reclamation, and watershed protection are all components of water and wastewater utilities that can reap the benefits of digital infrastructure and concepts.

The project is expected to be completed by the end of 2021.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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About The Water Research Foundation

The Water Research Foundation (WRF) is the world’s leading research organization advancing the science of all water to meet the evolving needs of its subscribers and the water sector. WRF is a nonprofit, educational organization that funds, manages, and publishes research on the technology, operation, and management of drinking water, wastewater, reuse, and stormwater systems—all in pursuit of protection of public health and the environment. WRF represents approximately 1,200 subscribers, hosts an online research library of more than 2,300 completed projects valued at $700 million, manages an innovation platform (LIFT Link) with a database of more than 140 innovative technologies, and supports the world’s largest body of stormwater best practice data. For more information, visit www.waterrf.org.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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